                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                 NORDSTROM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
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                          Title of Class of Securities)

                                    655664100
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                                 (CUSIP Number)

                             As of December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. 655664100
          ---------

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        1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

            Anne E. Gittinger
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        2)  Check the Appropriate Row if a Member of a Group (See Instructions)

        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------

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        3) SEC Use Only

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        4) Citizenship or Place of Organization    U.S.A.

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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power                7,727,114
                              -----------------------

        6) Shared Voting Power              -  0  -
                                ---------------------

        7) Sole Dispositive Power           7,727,114
                                   ------------------

        8) Shared Dispositive Power         -  0  -
                                     ----------------

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        9) Aggregate Amount Beneficially Owned by Each Reporting Person

           7,727,114
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       10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

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       11) Percent of Class Represented by Amount in Row 9

           5.77%
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       12) Type of Reporting Person (See Instructions)

           IN
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       ITEM 1(a).  Name of Issuer:

                   Nordstrom, Inc.
                   -------------------------------------------------------------

       ITEM 1(b).  Address of Issuer's Principal Executive Offices:

                   1617 Sixth Avenue, Seattle, WA  98101
                   -------------------------------------------------------------

                             Page 2 of 5 Pages

        ITEM 2(a).  Name of Person Filing:       Anne E. Gittinger
                                           -------------------------------------

        ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

                    c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, WA  98101
                    ------------------------------------------------------------

        ITEM 2(c).  Citizenship:  U.S.A.
                                 -----------------------------------------------

        ITEM 2(d).  Title of Class of Securities:

                    Common Stock
                    ------------------------------------------------------------

        ITEM 2(e).  CUSIP Number:

                    655664100
                    ------------------------------------------------------------

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)    [ ]  Broker or Dealer registered under Section 15 of the Act;

        (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act;

        (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act;

        (d)    [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act;

        (e)    [ ]  Investment Advisor registered under Section 203 of  the
                    Investment Advisors Act of 1940;

        (f)    [ ]  Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]  Parent Holding Company, in accordance with
                    Rule  13d-1(b)(ii)(G)  (Note: See Item 7);

        (h)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.        OWNERSHIP.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount Beneficially Owned:   7,727,114
                                          --------------------------------------

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        (b)    Percent of Class:    5.77%
                                  ----------------------------------------------

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        (c)    Number of shares as to which such person has:

                               Page 3 of 5 Pages

               (i)    Sole power to vote or to direct the vote   7,727,114
                                                                ----------------

               (ii)   Shared power to vote or to direct the vote        -  0  -
                                                                  --------------

               (iii) Sole power to dispose or to direct the disposition of 7,727,114
                      ----------------------------------------------------------

               (iv)   Shared power to dispose or to direct the disposition of
                      -  0  -
                      ----------------------------------------------------------


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        Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(11).

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

               Not Applicable

                               Page 4 of 5 Pages

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity (See Item 5).

               Not Applicable

ITEM 10.       CERTIFICATION.

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."

               Not Applicable

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 13, 2001
                                  ----------------------------------------------
                                                      (Date)

                                              /s/ ANNE E. GITTINGER
                                  ----------------------------------------------
                                                   (Signature)

                                                Anne E. Gittinger
                                  ----------------------------------------------
                                                      (Name)


                               Page 5 of 5 Pages